preaxia

Building Healthy Connections.

25 May, 2013

PreAxia Health Care Payments Systems Inc.

#207, 1410 – 11th Avenue S.W.

Calgary, Alberta T3C 0M8

Office of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

Re: PreAxia Health Care Payment Systems Inc.

Item 4.01 Form 8-K

Filed May 22, 2013

File No. 0-52365

Dear Ms Thompson:

This correspondence is in response to your letter dated May 22, 2013 in reference to our filing of the Current Report on Form 8-K filed on May 22, 2013 on behalf of PreAxis Health Care Payment Systems Inc., File No. 0-52365.

Please accept the following responses and note that Registrant filed an amended Form 8-K on May 24, 2013.

Item 1 – Were 10Q forms reviewed by independent public accountant:

The Form 10-Q filings were reviewed by the Public accounting firm of Patrick Rodgers CPA, PA. The firm was engaged by PreAxia on May 1, 2013.

Item 2 – Former Accountant Dismissal:

As incorporated in the revised Form 8K/A filed on May 24, 2013 – the firm of Child, Van Wagoner & Bradshaw, PLLC was dismissed.

Item 3 – New Firm prior consultation:

We confirm that the Company nor anyone acting on the Company’s behalf hired Patrick Rodgers CPA, PA in any capacity, nor consulted with any member of that firm as to the application of accounting principles to a specified transaction, either completed or proposed.

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Item 4 – Disagreement with former Accountant:

As incorporated in the revised Form 8K/A filed on May 24, 2013 - Since their engagement and to the date of their dismissal, there have not been, nor are there now, any disagreements between the Company and Child, Van Wagoner & Bradshaw, PLLC. with respect to any matter of accounting principles, practices, financial statement disclosure, auditing scope or procedure for the reporting and filing completed prior to this date, nor have there been any “reportable events” as defined by Regulation S-K section 304(a)(1)(v) during that same period, other than the reports were modified to contain a going concern opinion.

Item 5 – Exhibit 16 Former Accountant letter:

Please refer to Child, Van Wagoner & Bradshaw PLLC’s letter filed as Exhibit 16 to the Form 8-K/A filed on May 24, 2013.

We also provide the following statements and acknowledgments:

- that the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information fully satisfies the request at reference.

Sincerely

/s/ Tom Zapatinas

Tom Zapatinas

President

PreAxia Health Care Payment Systems Inc.

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